Exhibit 99.1

Perpetuals Reports $4.5 Billion in UpsideOnly Volume and Signs Exchange Agreement with Datavault AI for Tokenized Commodities

●	UpsideOnly draws more than 30,000 active users from 185 countries in its first two weeks

●	Perpetuals signs exchange agreement with Datavault AI, bringing tokenized gold, copper, geothermal energy, and critical minerals to 24/7 regulated global trading

SAN FRANCISCO, CA / June 2, 2026 / Perpetuals.com Ltd (Nasdaq: PDC) today reported strong early results for its breakout UpsideOnly trading and market prediction platform and announced an agreement with Datavault AI Inc. (Nasdaq: DVLT) to list tokenized real-world commodity assets on the Perpetuals platform.

In its first two weeks, traders flocked to the UpsideOnly platform, attracting more than 30,000 active users, generating $4.5 billion in cumulative platform volume across 186,000 fills and 25 instruments. Reflecting the widespread demand for a risk-free product, users came from 185 different countries. Surprisingly, gold was the top instrument with $1.4 billion in volume, outpacing bitcoin at $1.2 billion with precious metals accounting for roughly 35 percent of total platform activity.

UpsideOnly is the first trading and market prediction platform where users can’t lose. Traders make predictions across global markets and share in profits when those predictions are validated by Perpetuals’s proprietary AI, without ever putting up their own money.

Perpetuals also confirmed the company has signed a Mutual Services Agreement with Datavault AI, a real-world asset tokenization company, to list its commodity token programs on the Perpetuals exchange platform, targeting trading on PM MTF Ltd., the EU-licensed Multilateral Trading Facility operated on Perpetuals’s technology. The agreement initially covers the MTB Copper project, with provisions for expansion to additional programs spanning from gold, copper, geothermal energy, U.S. critical minerals, and European iron-nickel resources. These programs carry a combined targeted issuance of more than $328 million.

“The past two weeks have made clear that Perpetuals is building something that fills a major need in the market. UpsideOnly adoption has exceeded everything we projected, and now closing this Datavault AI agreement demonstrates our velocity,” said Matthew Nicoletti, Chief Strategy Officer and Director of Perpetuals. “We are moving fast and the momentum is real.”

“Perpetuals has built the regulated infrastructure that physical commodity tokenization needs and has been missing,” said Nathaniel T. Bradley, CEO of Datavault AI. “Partnering with a platform that has already demonstrated this kind of user growth puts our token programs in front of what we believe may be the largest possible audience at exactly the right moment for Datavault AI.”

About Perpetuals.com Ltd

Perpetuals.com Ltd (Nasdaq: PDC) is a fintech company developing AI-powered trading products and prediction markets, with a global footprint across the United States, Europe, and Asia. Its mission is to reduce risk through empowering retail users with intuitive, secure, and efficient trading experiences that span the world’s capital markets. UpsideOnly, the company’s flagship consumer product, is the first risk-free trading platform, pairing human market insight with proprietary BayesShield AI so users can share in trading profits without ever risking their own money.

Perpetuals’s proprietary AI system, BayesShield AI, combines advanced AI and data analysis. The technology is trained on billions of trades, monitors market activity in real time, identifies patterns for trading and risk decisions, and provides multi-asset coverage. The company’s technology is used by the EU-licensed Perpetual Markets Multilateral Trading Facility (MTF), PM MTF Ltd., which operates under full MiFID II, MiCA, DORA, and EMIR compliance.

About Datavault AI

Datavault AI™ (NASDAQ: DVLT) is leading the way in AI-driven data experiences, valuation, and monetization of assets in the Web 3.0 environment. The Company’s cloud-based platform provides comprehensive solutions with a collaborative focus in its Acoustic Sciences and Data Sciences divisions.

Datavault AI’s Acoustic Sciences division features WiSA®, ADIO®, and Sumerian® patented technologies and industry-first foundational spatial and multichannel wireless, high-definition sound transmission technologies with intellectual property covering audio timing, synchronization, and multi-channel interference cancellation. The Data Science division leverages the power of Web 3.0 and high-performance computing to provide solutions for experiential data perception, valuation, and secure monetization.

Datavault AI’s platform serves multiple industries, including high-performance computing software licensing for sports & entertainment, events & venues, biotech, education, fintech, real estate, healthcare, energy, and more. The Information Data Exchange® enables Digital Twins and the licensing of name, image, and likeness by securely attaching physical real-world objects to immutable metadata, fostering responsible AI with integrity. The Company’s technology suite is fully customizable and offers AI- and machine-learning-based automation, third-party integration, detailed analytics and data, marketing automation, and advertising monitoring.

The Company is headquartered in Philadelphia, PA. Learn more about Datavault AI at www.dvlt.ai and https://dvlt.ai/insights

Forward-Looking Statements: This press release contains forward-looking statements as defined within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the anticipated profitability to the company and users of UpsideOnly. Words such as “expect,” “will,” “positions,” “advancing,” “projected,” “anticipated,” and other similar expressions indicate forward-looking statements, though not all forward-looking statements contain such words. These statements reflect Perpetuals’s current view with respect to future events, are subject to risks and uncertainties that could cause actual results to differ materially, including but not limited to: the efficacy and accuracy of BayesShield AI, regulatory scrutiny, successful operation of UpsideOnly; user participation in the UpsideOnly platform; market conditions; the ability to realize anticipated benefits of UpsideOnly; the characterization of UpsideOnly under applicable gaming, sweepstakes, securities, and commodity-derivatives laws; patent issuance and enforceability of the BayesShield AI methodology; the company’s ability to raise capital to support the operation of the UpsideOnly platform; risks that the commodity token listing programs may not be completed on the anticipated schedule or at all; risks that the commodity token listing programs may not achieve anticipated trading volumes or liquidity; risks relating to evolving regulatory frameworks in jurisdictions applicable to tokenized commodity assets and digital securities; risks that applicable regulations may limit distribution or trading in certain jurisdictions; changes in market demand, economic, market, or regulatory conditions; and risks detailed in the company’s filings with the Securities and Exchange Commission. These statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic, competitive, political and social uncertainties, and contingencies. Should one or more of these risks or uncertainties materialize, or should the assumptions set out by the company underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. Individuals are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. These forward-looking statements are made as of the date of this press release and the company does not undertake any obligation to update these forward-looking statements, except as required by law. Perpetuals.com Ltd has an option agreement to acquire the affiliate company PM MTF Ltd., which will require a change of control approval by CySEC if exercised. Risk-free trading means that no losses from trading losses can occur to users, but does not include risks from other sources, including, but not limited to, the operational risks of the company.

We may use blog posts on our website as well as our social media accounts, including our accounts on X, LinkedIn, and Facebook, to disclose material information about the company from time to time.

Media Contact for Perpetuals

press@perpetuals.com

Investor Relations for Perpetuals

ir@perpetuals.com

Media Contact for Datavault AI

marketing@dvlt.ai

Investor Relations for Datavault AI

Edward Barger

VP, Investor Relations · Datavault AI, Inc.

ebarger@dvlt.ai | ir@dvlt.ai